UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHART ACQUISITION CORP.

(Name of Issuer)

Common Stock (par value $0.0001 per share)

(Title of Class of Securities)

16115113

(CUSIP Number)

Gary Ivey

Alston & Bird LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280-4000

Telephone Number: 704-444-1090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2015

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115113

1	Names of Reporting Person Tempus Intermediate Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 16115113

1	Names of Reporting Person Tempus Applied Solutions, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,766,250[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,766,250[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented Amount in Row (11) 20.1%[1]
14	Type of Reporting Person OO

[1]	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Tempus Applied Solutions, LLC may be deemed to beneficially own such shares as a result of the Supporting Stockholder Agreement described in Item 3 and Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Tempus Applied Solutions, LLC that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 16115113

1	Names of Reporting Person John G. Gulbin III
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,766,250[2]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,766,250[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented Amount in Row (11) 20.1%[2]
14	Type of Reporting Person IN

[2]	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because John G. Gulbin III may be deemed to beneficially own such shares as a result of the Supporting Stockholder Agreement described in Item 3 and Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by John G. Gulbin III that he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 16115113

1	Names of Reporting Person Benjamin Scott Terry
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,766,250[3]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,766,250[3]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented Amount in Row (11) 20.1%[3]
14	Type of Reporting Person IN

[3]	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Benjamin Scott Terry may be deemed to beneficially own such shares as a result of the Supporting Stockholder Agreement described in Item 3 and Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Benjamin Scott Terry that he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Statement on Schedule 13D

under the

Securities Exchange Act of 1934, as amended

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed on July 25, 2014 (the “Original Schedule 13D”). This filing constitutes the initial statement on Schedule 13D for Tempus Applied Solutions, LLC, a Delaware limited liability company, and Amendment No. 1 for Tempus Intermediate Holdings, LLC, John G. Gulbin III and Benjamin Scott Terry. This Amendment is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by Tempus Intermediate Holdings, LLC, Tempus Applied Solutions, LLC, John G. Gulbin III and Benjamin Scott Terry. This Amendment serves as the final amendment for Tempus Intermediate Holdings, LLC as described in Item 5. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D. This Amendment amends and restates the Original Schedule 13D in its entirety as set forth below.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.0001 par value per share (“Common Stock”) of Chart Acquisition Corp. (“Chart”), whose principal executive offices are located at 555 5th Avenue, 19th Floor, New York, NY 10017.

Item 2. Identity and Background.

Tempus Applied Solutions, LLC, a Delaware limited liability company (“Tempus”), John G. Gulbin III (“Gulbin”) and Benjamin Scott Terry (“Terry”) along with Tempus Intermediate Holdings, LLC, a Delaware limited liability company, are jointly filing this statement. Terry is currently the sole manager of Tempus. Tempus, Gulbin and Terry are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated January 5, 2015, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

Tempus is a Delaware limited liability company. Tempus’ principal offices are located at 133 Waller Miller Road, Suite 400, Williamsburg, VA 23185.

The name, citizenship, business address, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the current sole manager of Tempus are set forth in Schedule A hereto and incorporated herein by reference.

None of the Reporting Persons or the person listed on Schedule A has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4 and Item 5, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons. In connection with the Agreement and Plan of Merger dated as of January 5, 2015 (the “Merger Agreement”), among Tempus; current holders of Tempus’ membership interests, including Terry and Gulbin (the “Members” and together with Tempus, the “Seller Parties”); Terry and Gulbin, as Members’ Representative, for the limited purposes set forth therein; Chart; Tempus Applied Solutions Holdings, Inc., a Delaware corporation (“Tempus Holdings”); Chart Merger Sub Inc., a Delaware corporation and a newly formed wholly-owned subsidiary of Tempus Holdings (“Chart Merger Sub”); TAS Merger Sub LLC, a Delaware limited liability company and a newly formed wholly-owned subsidiary of Tempus Holdings (“Tempus Merger Sub”); Chart Acquisition Group, LLC in its capacity as the representative for the equity holders of Chart and Tempus Holdings (other than the Members and their successors and assigns) in accordance with the terms and conditions of the Merger Agreement (the “Chart Representative”); and for the limited purposes set forth therein, Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Investments LLC (together, the “Warrant Offerors”). Chart, Tempus Holdings, Chart Merger Sub and Tempus Merger Sub may collectively be referred to herein in reference to the Merger Agreement as the “Chart Parties.”

Tempus, Gulbin and Terry, as the Members’ Representative on behalf of the Members, along with Chart Acquisition Group LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Investments LLC (the “Stockholders”) entered into a Supporting Stockholder Agreement dated as of January 5, 2015 (the “SSA”) with respect to the voting of an aggregate of 1,766,250 shares of Chart’s Common Stock beneficially owned by the Stockholders with respect to the transactions contemplated by the Merger Agreement described in Item 4.

The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the SSA. For a description of the SSA, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of the Transaction.

The Merger Agreement

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) Chart Merger Sub will merge with and into Chart, with Chart being the surviving entity and a wholly-owned subsidiary of Tempus Holdings, and with former Chart shareholders receiving newly issued shares of common stock of Tempus Holdings (and former Chart warrantholders receiving newly issued warrants to purchase common stock of Tempus Holdings) (such merger, the “Chart Merger”), (ii) Tempus Merger Sub will merge with and into Tempus, with Tempus being the surviving entity and a wholly owned-subsidiary of Tempus Holdings, and with the Members receiving newly issued shares of common stock of Tempus Holdings (such merger, the “Tempus Merger”), and (iii) Tempus Holdings will become a publicly traded company. The Chart Merger and the Tempus Merger will occur simultaneously upon the consummation of the business combination (the “Closing”).

In the Chart Merger, the outstanding equity securities of Chart will be cancelled and the holders of outstanding shares of Chart common stock and warrants will receive substantially identical securities of Tempus Holdings.

In the Tempus Merger, the outstanding membership interests of Tempus will be cancelled in exchange for the right of the Members to receive as the aggregate merger consideration 5,250,000 shares of Tempus Holdings common stock, subject to certain adjustments, plus an additional right to receive potentially up to 4,750,000 shares of Tempus Holdings common stock as an earn-out if certain financial milestones are achieved (such additional shares, the “Earn-out Shares”).

As a result of the consummation of the business combination, each of Chart Merger Sub and Tempus Merger Sub will cease to exist, Chart and Tempus will become wholly-owned subsidiaries of Tempus Holdings, and the equity holders of Chart and Tempus will become the stockholders of Tempus Holdings.

The Closing is subject to the satisfaction of certain conditions, including receipt of the Required Parent Stockholder Approval (as defined in the Merger Agreement).

In addition, the consummation of the business combination is subject to the completion of the Warrant Offerors’ offer to purchase up to 3,746,150 Chart public warrants (subject to reduction as discussed below for warrants tendered in the Extension Warrant Tender Offer (as defined in “The Extension Proposal” below)) at a purchase price of $0.60 per warrant (the “Warrant Tender Offer”). The Warrant Offerors have deposited an aggregate of $2,250,000 with Continental Stock Transfer & Trust Company into a segregated escrow account pursuant to the terms of an escrow agreement, which funds (less $2,310 used for a prior tender offer for Chart warrants in September 2014) will be used for the purchase of warrants validly tendered in the Warrant Tender Offer and the Extension Warrant Tender Offer.

Also, the consummation of the business combination is subject to the Seller Parties delivering to Chart a customary non-competition and non-solicitation agreement executed by Gulbin and Tempus Intermediate Holdings, LLC in favor of Tempus Holdings and Tempus.

The Merger Agreement includes customary representations, warranties and covenants by the parties. Each party has agreed, among other things, to operate its business in the ordinary course until the business combination is consummated. Each party also agreed to customary non-solicitation for competing transactions and exclusive dealing between the parties prior to the Closing or termination of the Merger Agreement, and the Members agreed not to trade in Chart’s securities while they are in possession of non-public information regarding Chart. The Merger Agreement also includes customary indemnification obligations by the parties.

The Merger Agreement includes customary termination provisions applicable to the Members’ Representative and Chart. The Members’ Representative and Chart can jointly agree to terminate the Merger Agreement at any time prior to the Closing, and either party may terminate the Merger Agreement if the Closing has not occurred on or before March 13, 2015 (the “Outside Date”) (unless Chart receives the approval of its stockholders to extend the deadline for Chart to consummate Chart’s initial business combination, in which case the Outside Date will be extended to the earlier of (x) such extended date or (y) 180 days after the date of Merger Agreement). In addition, either the Members’ Representative or Chart may terminate the Merger Agreement if either (a) at the conclusion of the Special Meeting (as defined in the Merger Agreement), the Required Parent Stockholder Approval is not obtained or (b) at the conclusion of a special meeting of Chart’s stockholders called to approve an amendment to Chart’s existing charter to extend the deadline for Chart to consummate its initial business combination beyond March 13, 2015, such deadline extension is not approved.

Chart also agreed in the Merger Agreement that if it reasonably believes that the Closing will most likely not occur prior to March 13, 2015, but that the parties to the Merger Agreement are reasonably capable of causing the Closing to occur after March 13, 2015, but prior to the 180th day after the date of the Merger Agreement, and so long as the Seller Parties are not in material uncured breach of the Merger Agreement, Chart will call a special meeting of Chart’s stockholders to approve an amendment to Chart’s amended and restated certificate of incorporation to extend the deadline for Chart to consummate its initial business combination to beyond March 13, 2015, offer to redeem its stockholders in connection with such extension, and file any proxy statement/prospectus or other filings in connection therewith. Additionally, in connection with such extension, the Warrant Offerors would commence a tender offer to purchase all of the outstanding Chart warrants (the “Extension Warrant Tender Offer”) for cash at a purchase price of $0.30 per warrant.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Upon consummation of the transactions contemplated by the Merger Agreement, the persons identified on Annex B to the Merger Agreement will become officers and directors, until their respective successors are elected or appointed and qualified, of Tempus Holdings. Terry will be an officer and director of Tempus Holdings and Gulbin will be a director of Tempus Holdings.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Chart or Tempus. The Merger Agreement contains representations and warranties that the parties made to and solely for the benefit of each other. The assertions embodied in the representations and warranties in the Merger Agreement are qualified by information contained in the confidential disclosure letter that Chart and Tempus delivered in connection with signing the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, because they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Chart’s or Reporting Persons’ public disclosures.

Registration Rights Agreement

On the closing date of the Mergers and as a condition precedent for the Closing, Tempus Holdings will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of the Members, pursuant to which Tempus Holdings will grant them certain registration rights with respect to, among other things, the shares of Tempus Holdings Common Stock received in the Mergers (the “Registrable Securities”).

Under the Registration Rights Agreement, the Members party thereto will have certain customary registration rights, including demand rights and piggyback rights, subject to certain underwriter cutbacks and issuer blackout periods. The Registration Rights Agreement will also establish a 12 month lock-up period following the Closing that, subject to certain exceptions, will restrict the rights of such Members to dispose of their Registrable Securities during such period, subject to an earlier release (i) if the price of Tempus Holdings common stock equals or exceeds $12.00 per share for any 20 trading days in any 30-trading day period commencing at least 150 days after the Closing or (ii) in the event of a liquidation, merger, stock exchange or similar transaction involving Tempus Holdings. Tempus Holdings agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing is only a summary of the material terms of the Registration Rights Agreement and does not purport to be complete, and is qualified in its entirety by reference to the form of such agreement, which is attached as Exhibit D to the Merger Agreement.

Supporting Stockholder Agreement

For a description of the SSA, see Item 5 below, which description is incorporated herein by reference in response to this Item 4.

Termination Agreement

In connection with the execution of the Merger Agreement, the parties to the Equity Transfer and Acquisition Agreement, dated July 15, 2014, and the Supporting Stockholder Agreement, dated July 15, 2014, entered into a Termination Agreement (the “Termination Agreement”) pursuant to which the Equity Transfer and Acquisition Agreement and the Supporting Stockholder Agreement were terminated, effective immediately, and are no longer of any force or effect. Tempus Intermediate Holdings, LLC was a party to the Equity Transfer and Acquisition Agreement and Supporting Stockholder Agreement but is not a party to the Merger Agreement and the SSA.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

As a result of the execution of the SSA, the Reporting Persons may be deemed to beneficially own the 1,766,250 shares of Common Stock beneficially owned by the Stockholders, which are subject to the SSA. As represented to the Reporting Persons in the SSA, (i) the aggregate number and percentage of shares of Common Stock beneficially owned by the Stockholders as of January 5, 2015, which are subject to the SSA, is 1,766,250 and 20.1%, respectively, based upon 8,785,309 shares of Common Stock outstanding as reported by Chart in its most recently available filing with the Commission.

As an inducement to the Reporting Persons to enter into the Merger Agreement, the Stockholders entered into the SSA with the Reporting Persons pursuant to which, among other things, they agreed:

(i) to vote all of the shares of Common Stock beneficially owned by them and over which they have voting control (a) in favor of the Extension Amendment and Trust Amendment (and any actions required in furtherance thereof) if such action is brought before Chart’s stockholders as contemplated by the Merger Agreement or otherwise in connection therewith, (b) in favor of the adoption of the Parent Voting Matters (as defined in the Merger Agreement) (and any actions required in furtherance thereof), (c) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Chart Party contained in the Merger Agreement, and (d) against the following actions or proposals (other than the transactions contemplated by the Merger Agreement (and other transaction documents) and the Extension Proposal): (A) any Parent Competing Transaction (as defined in the Merger Agreement) (except as permitted by the Merger Agreement); (B) any change in present capitalization of Chart or any amendment of the certificate of incorporation or bylaws of Chart; and (C) any change in Chart’s corporate structure or business;

(ii) not to submit their shares for repurchase or redemption or cause its shares to be repurchased or redeemed, whether pursuant to the Redemption Offer (as defined in the Merger Agreement), the right of holders of Common Stock to have Chart redeem such shares if a business combination is not completed by the Outside Date, any redemption offer by Chart in connection with the Extension Proposal, or otherwise; and

(iii) not to, without the Members’ Representative’s prior written consent, (x) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the shares (subject to limited exceptions relating to compensation matters); (y) grant any proxies or powers of attorney with respect to any or all of the shares, except as provided in the SSA; or (z) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under the SSA.

If and to the extent the Stockholders fail to fulfill their respective voting obligations as described above, the Stockholders have granted Members’ Representative an irrevocable proxy to act for them solely with respect to the matters set forth in the SSA. The obligations of the Stockholders under the SSA terminate upon the earliest to occur of (a) the mutual written consent of the Members’ Representative and the Stockholders, (b) the closing date for the transactions contemplated by the Merger Agreement, and (c) the date of termination of the Merger Agreement in accordance with its terms.

This foregoing description of the SSA does not purport to be complete and is qualified in its entirety by reference to the copy of the SSA which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

By virtue of the SSA, the Reporting Persons may be deemed to share with the Stockholders the power to vote the shares of the Common Stock subject to the SSA, but only as to the matters specified in the SSA. Except as stated above, the Reporting Persons do not have the power to vote or direct the voting of such shares, nor do they have the sole or shared power to dispose or to direct the disposition of such shares. The Reporting Persons disclaim any beneficial ownership of such shares. Nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares, and no other shares of Common Stock are beneficially owned by the Reporting Persons as of the date hereof.

The Reporting Persons have not effected in any other transaction in the Common Stock during the past sixty days.

To the knowledge of the Reporting Persons, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the SSA.

On January 5, 2015, in connection with the execution of the Termination Agreement, Tempus Intermediate Holdings, LLC ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference into this Item 6.

Item 7. Material to be filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated as of January 5, 2015, by and among Tempus Intermediate Holdings, LLC, Tempus Applied Solutions, LLC, John G. Gulbin III and Benjamin Scott Terry.

Exhibit 2 – Merger Agreement dated as of January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 of Chart Acquisition Corp.’s Current Report on Form 8-K filed on January 7, 2015).

Exhibit 3 – Supporting Stockholder Agreement dated as of January 5, 2015, by and among by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 of Chart Acquisition Corp.’s Current Report on Form 8-K filed on January 7, 2015).

Exhibit 4 – Termination Agreement dated as of January 5, 2015, by and among Chart Acquisition Corp., Tempus Group Holdings, LLC, Tempus Intermediate Holdings, LLC, each of the members of Tempus Intermediate Holdings, LLC, the Members’ Representative, the Warrant Offerors and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.4 of Chart Acquisition Corp.’s Current Report on Form 8-K filed on January 7, 2015).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

TEMPUS INTERMEDIATE HOLDINGS, LLC

Dated: January 7, 2015	/s/ John G. Gulbin III
John G. Gulbin III
Manager

TEMPUS APPLIED SOLUTIONS, LLC

Dated: January 7, 2015	/s/ Benjamin Scott Terry
Benjamin Scott Terry
Manager

JOHN G. GULBIN III

Dated: January 7, 2015	/s/ John G. Gulbin III
John G. Gulbin III

BENJAMIN SCOTT TERRY

Dated: January 7, 2015	/s/ Benjamin Scott Terry
Benjamin Scott Terry

SCHEDULE A

MANAGER OF

TEMPUS APPLIED SOLUTIONS, LLC

The sole manager of Tempus Applied Solutions, LLC is set forth below and his business address is c/o Tempus Applied Solutions, LLC, 133 Waller Miller Road, Suite 400, Williamsburg, VA 23185.

Manager

Name	Principal Occupation	Citizenship
Benjamin Scott Terry	Chief Executive Officer of Tempus Jets (and related entities)	United States